May 15, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	TransCode Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-295473

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, TransCode Therapeutics, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on May 19, 2026 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Orrick, Herrington & Sutcliffe LLP, by calling Niki Fang at (415) 773-5540.

The Registrant hereby authorizes Niki Fang of Orrick, Herrington & Sutcliffe LLP to orally modify or withdraw this request for acceleration.

Thank you for your assistance in this matter.

Kind regards,

TRANSCODE THERAPUETICS, INC.

By:	/s/ Thomas A. Fitzgerald
Name:	Thomas A. Fitzgerald
Title:	Chief Financial Officer

cc:	Niki Fang, Orrick, Herrington & Sutcliffe LLP